SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA ● ASIA PACIFIC ● EUROPE	BBERG@SIDLEY.COM +1 312 853 8744

Via EDGAR

May 29, 2019

Mr. Daniel F. Duchovny

Special Counsel, Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	MiMedx Group, Inc.

Request to Shorten Preliminary Proxy Statement Review Period for Good Cause

Ladies and Gentlemen:

Our client, MiMedx Group, Inc. (the “Company”), has filed a preliminary proxy statement in respect of the Company’s 2018 annual meeting of shareholders (the “Annual Meeting”). We respectfully request that the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) shorten the ten-day review period for a preliminary proxy statement provided for by Rule 14a-6 of Regulation 14A promulgated under the Section 14 of the Securities Exchange Act of 1934, as amended.

Rule 14a-6 allows the Commission to authorize a shorter review period upon a showing of good cause. Good cause exists because the Company only today received exemptive relief from the Commission permitting the Company to file its preliminary proxy statement, and pursuant to an April 26, 2019 order entered by the Circuit Court for the Second Judicial Circuit in and for Leon County Florida, the Company has been compelled to hold the Annual Meeting on June 17, 2019. The Company will not have sufficient time to solicit proxies if it is subject to the ten-day review period for its preliminary proxy statement. Additionally, the Company is currently facing a proxy contest, with respect to which the Company must respond and provide recommendations to its shareholders through its own proxy solicitation materials.

The Company thanks the Commission for its time and consideration.

Please direct any questions that you may have with respect to the foregoing or any requests for supplemental information to Beth E. Berg at (312)-853-8744 or bberg@sidley.com.

Sincerely,
/s/ Beth E. Berg
Beth E. Berg

cc:	Edward Borkowski, Interim Chief Financial

Officer, MiMedx Group, Inc. (by email)

Alexandra Haden, General Counsel and

Secretary, MiMedx Group, Inc. (by email)

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